Exhibit 99.1

US GreenFiber, LLC

Consolidated Financial Statements

December 26, 2009, December 27, 2008 and

December 31, 2007

US GreenFiber, LLC

Index

December 26, 2009, December 27, 2008 and December 31, 2007

Page(s)

Report of Independent Auditors	1

Consolidated Financial Statements

Balance Sheets	2

Statements of Operations and Members’ Equity	3

Statements of Cash Flows	4

Notes to Financial Statements	5–15

Report of Independent Auditors

To the Board of Managers

US GreenFiber, LLC

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and members’ equity and of cash flows present fairly, in all material respects, the financial position of US GreenFiber, LLC and its subsidiaries (the “Company”) at December 26, 2009 and December 27, 2008 and the results of their operations and their cash flows for the each of the three years in the period ended December 26, 2009, in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Charlotte, North Carolina

March 1, 2010

US GreenFiber, LLC

Consolidated Balance Sheets

December 26, 2009 and December 27, 2008

	2009	2008

Assets
Current assets
Cash	$1,405,437	$17,302
Accounts receivable, less allowance for doubtful accounts of $285,305 and $150,000 in 2009 and 2008, respectively	16,161,060	19,344,910
Prepaids and other assets	975,196	1,518,485
Inventories	5,901,819	8,458,417
Deferred tax asset	59,435	79,255
Total current assets	24,502,947	29,418,369
Property, plant and equipment, net	45,213,645	52,929,997
Goodwill	10,180,421	10,180,421
Intangible assets, net	3,205,903	3,489,082
Deferred financing costs, net	295,151	357,490
Total assets	$83,398,067	$96,375,359
Liabilities and Members’ Equity
Current liabilities
Accounts payable	$6,796,633	$8,024,110
Accrued liabilities	7,754,409	7,615,828
Customer deposit	1,394,025	—
Futures contracts	196,000	4,171,000
Current portion of capital lease obligation	251,104	352,015
Current portion of long-term debt	2,000,000	—
Total current liabilities	18,392,171	20,162,953
Capital lease obligation	451,093	609,769
Other liabilities	365,777	613,657
Deferred tax liability	769,860	678,847
Long-term debt	7,862,333	19,777,856
Total liabilities	27,841,234	41,843,082
Commitments and contingencies
Members’ equity	55,556,833	54,532,277
Total liabilities and members’ equity	$83,398,067	$96,375,359

The accompanying notes are an integral part of these consolidated financial statements.

US GreenFiber, LLC

Consolidated Statements of Operations and Members’ Equity

Years Ended December 26, 2009, December 27, 2008 and December 31, 2007

	2009	2008	2007

Sales	$99,039,503	$126,138,803	$150,397,360
Cost of sales	80,151,937	108,645,690	126,916,143
Gross profit	18,887,566	17,493,113	23,481,217
Selling, general and administrative expenses	19,892,459	23,031,208	27,984,050
Loss from operations	(1,004,893)	(5,538,095)	(4,502,833)
Interest expense, net	(1,427,539)	(1,305,280)	(1,005,016)
Other expense	(111,087)	(119,320)	(407,150)
Loss before income taxes	(2,543,519)	(6,962,695)	(5,914,999)
Income tax benefit (provision)	(406,925)	47,260	(137,622)
Net loss	(2,950,444)	(6,915,435)	(6,052,621)
Other comprehensive income (expense)	3,975,000	(5,776,000)	1,272,000
Comprehensive income (loss)	1,024,556	(12,691,435)	(4,780,621)
Members’ equity
Beginning of year	54,532,277	62,223,712	67,004,333
Contributions	—	5,000,000	—
End of year	$55,556,833	$54,532,277	$62,223,712

The accompanying notes are an integral part of these consolidated financial statements.

US GreenFiber, LLC

Consolidated Statements of Cash Flows

Years Ended December 26, 2009, December 27, 2008 and December 31, 2007

	2009	2008	2007

Cash flows from operating activities
Net loss	$(2,950,444)	$(6,915,435)	$(6,052,621)
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Depreciation	9,906,578	10,027,722	10,276,889
Amortization	328,394	327,963	320,124
Amortization of deferred loan costs	272,339	79,947	—
Deferred taxes	110,833	(114,334)	161,628
(Gain) loss on disposal of assets	(34,979)	(168,049)	285,106
Provision for accounts receivable	135,305	—	33,072
Changes in operating assets and liabilities
Accounts receivable	3,048,545	1,324,131	2,342,345
Inventories	2,556,598	518,644	(1,317,581)
Accounts payable	(1,227,477)	(3,006,658)	(1,670,004)
Accrued expenses	138,581	(2,177,601)	(346,468)
Other assets	543,289	643,552	115,672
Other liabilities	1,145,605	102,852	(144,868)
Net cash provided by operating activities	13,973,167	642,734	4,003,294
Cash flows from investing activities
Purchases of property, plant and equipment	(2,307,621)	(7,387,434)	(6,586,522)
Purchases of intangible assets	(45,215)	(79,455)	(118,614)
Proceeds from sale of property and equipment	211,928	261,122	402,948
Net cash used in investing activities	(2,140,908)	(7,205,767)	(6,302,188)
Cash flows from financing activities
Line of credit borrowings	29,000	17,777,856	5,402,000
Line of credit payments	(17,777,856)	(13,405,900)	—
Loan borrowings	10,000,000	2,000,000	—
Loan payments	(2,166,667)	(4,113,643)	(3,025,954)
Repayments on capital lease obligations	(315,631)	(338,604)	(306,188)
Debt issuance costs	(210,000)	(437,438)	—
Member contributions	—	5,000,000	—
Net cash (used in) provided by financing activities	(10,441,154)	6,482,271	2,069,858
Net increase (decrease) in cash	1,388,135	(80,762)	(229,036)
Cash
Beginning of year	17,302	98,064	327,100
End of year	$1,405,437	$17,302	$98,064
Supplemental disclosure of cash flow information
Cash paid during the year for interest	$1,158,368	$1,239,747	$1,004,892
Cash paid during the year for taxes	$241,454	—	—
Supplemental schedule of noncash investing transactions
Purchase of equipment under capital leases	59,554	747,761	106,694
Assets acquired through accounts payable	77,951	—	442,954

The accompanying notes are an integral part of these consolidated financial statements.

US GreenFiber, LLC

Notes to Consolidated Financial Statements

December 26, 2009, December 27, 2008 and December 31, 2007

1.                            Summary of Significant Accounting Policies and Description of the Business

Description of the Business

US GreenFiber, LLC (the “Company”) was incorporated in July 2000 under the state laws of Delaware.  The Company is an equally-owned joint venture formed by Louisiana-Pacific (“LP”) and Casella Waste Systems, Inc. (“Casella”) whereby each contributed certain cellulose manufacturing operations to the joint venture.

The Company, based in Charlotte, North Carolina, manufactures and supplies cellulose insulation nation-wide to contractors, manufactured home builders and home improvement retailers.  The Company has manufacturing facilities located in Albany, New York, Atlanta, Georgia; Charlotte, North Carolina; Delphos, Ohio; East St. Louis, Illinois; Elkwood, Virginia; Norfolk, Nebraska; Phoenix, Arizona; Sacramento, California; Salt Lake City, Utah; Tampa, Florida and Waco, Texas.

Under the terms of the joint venture agreement (the “Agreement”), net profits and losses are to be allocated first to each member based on their respective Adjusted Capital Account and secondly, in accordance with their Percentage Interests, as defined in the Agreement.

Principles of Consolidation

The consolidated financial statements include the accounts of US GreenFiber, LLC and its wholly owned subsidiaries, GreenFiber Albany, Inc. and GreenFiber Salt Lake City, Inc.  All significant intercompany accounts and transactions have been eliminated.

Inventories

Inventories consist primarily of raw material (recovered paper) and finished goods (cellulose insulation) and are valued at the lower of average cost or market.

As of December 26, 2009, the Company had entered into nine raw material contracts with various suppliers in order to mitigate supply risk on recovered paper.  These contracts, with various expiration dates through June 2019, require the Company to purchase approximately 7,200 short tons of raw material per month at various prices.

The Company uses commodity futures contracts to manage price exposures on anticipated purchases of raw material (Note 5).

Property, Plant and Equipment

Property, plant and equipment is recorded at cost.  Expenditures for maintenance, repairs and minor renewals are expensed as incurred.  Depreciation is computed on the straight-line method over the estimated useful lives of assets as follows:

Estimated
Asset Classification	Useful Lives

Buildings and improvements	15-20 years
Furniture and fixtures	3-10 years
Machinery and equipment	1-13 years
Trucks and traiters	4-8 years

US GreenFiber, LLC

Notes to Consolidated Financial Statements

December 26, 2009, December 27, 2008 and December 31, 2007

When assets are sold or retired, the related cost and accumulated depreciation and amortization are removed from the respective accounts and any resulting gain or loss is included in the determination of income.

During 2008, the Company temporarily halted manufacturing at the Elkwood facility.  In the first quarter of 2009, the Company temporarily halted the manufacturing at the Sacramento, East St. Louis and Atlanta plants due to the slowdown in the economy.  The Company has long term building leases at these locations and plans to resume production when business activity increases to an acceptable level.  Ongoing maintenance and upkeep of facilities and equipment continues at these locations in anticipation of eventual reopening.  Depreciation of equipment continues during the shutdown period.

The Company reviews for impairment including idle assets, the carrying value of property, plant and equipment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition.  In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets.  Management concluded that no impairment charges are required for 2009, 2008, and 2007.

Intangible Assets

Intangible assets subject to amortization total $3,205,903 and $3,489,000 at December 26, 2009 and December 27, 2008, respectively, and consist principally of patents, noncompete agreements and customer lists, which are amortized on a straight-line method over useful lives ranging from 5 to 20 years.  The Company evaluates the recoverability of intangible assets when events or circumstances indicate a possible inability to recover carrying amounts.  Such evaluation is based on various analyses, including cash flows and profitability projections.  These analyses necessarily involve management judgment.  No impairment charges were recorded in 2009, 2008 or 2007.  Amortization of intangible assets charged to operations amounted to approximately $328,000 for 2009, $328,000 for 2008 and $320,000 for 2007.  Estimated amortization expense for each of the next five years is as follows:

2010	$327,000
2011	269,000
2012	265,000
2013	265,000
2014	265,000

Goodwill

Goodwill consists of the excess of purchase price over the fair value of the tangible and intangible assets primarily acquired in purchase business combinations in 2006 and 2005.  Goodwill totaled approximately $10,180,000 at December 26, 2009 and December 27, 2008.  The Company evaluates the recoverability of goodwill on an annual basis (during fourth quarter), or when events or circumstances indicate a possible inability to recover carrying amounts.  Such evaluation is based on the estimated fair value of goodwill using various analyses, such as discounted cash flows and peer industry data.  These analyses necessarily involve management judgment.  No impairment charges were recorded in 2009, 2008 or 2007.

US GreenFiber, LLC

Notes to Consolidated Financial Statements

December 26, 2009, December 27, 2008 and December 31, 2007

Debt Financing Costs

Debt financing costs that are capitalized are amortized using the effective interest method over the estimated term of the related debt.  During 2009, the company capitalized debt financing costs associated with the Company’s current credit agreements totaled approximately $210,000.

Income Taxes

The Company is a limited liability company.  All income, losses, tax credits and deductions are allocated to the Company’s members and reported on the income tax return of each member.  The Company’s GreenFiber Albany, Inc. subsidiary and GreenFiber Salt Lake City, Inc. subsidiary are taxed as corporations.  Accordingly, a provision for income taxes is recognized in the 2009, 2008 and 2007 consolidated statements of operation.

Beginning with the 2009 annual financial statements, the Company is required to recognize a tax benefit from an uncertain tax position only if it is more likely than not that the position is sustainable, based solely on its technical merits and consideration of the relevant taxing authority’s widely understood administrative practices and precedents.  If this threshold is met, the Company measures the tax benefits as the largest amount of benefit that is greater than fifty percent likely of being realized upon settlement.  There was no effect on the Company’s financial statements upon adoption of this new accounting rule.

Concentration of Credit Risk

The Company maintains its cash in bank accounts that at times exceed federally insured limits.  Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and trade receivables.  The Company’s accounts receivable are derived from revenue earned from customers located in the United States.  The Company performs ongoing credit evaluations of its customers and maintains an allowance for doubtful accounts receivable based upon the expected collectability of accounts receivable.

For the years ended December 26, 2009, December 27, 2008 and December 31, and 2007 approximately 58%, 55% and 54%, respectively, of sales were to six customers.  As of December 26, 2009 and December 27, 2008, 45% and 57% of accounts receivable were from these six customers, respectively.

Book Overdraft

Under the Company’s cash management system, checks that have been issued that have not cleared the bank account frequently result in overdraft balances for accounting purposes and are classified as accounts payable in the consolidated balance sheets.  The total amount of outstanding checks included in accounts payable is $1,439,540 and $834,334 at December 26, 2009 and December 27, 2008, respectively.

Revenue Recognition

Revenue is recognized at the time goods are shipped and title has transferred to the customer.  The Company provides sales incentives in the form of rebates to certain customers.  The rebates are presented as a reduction of sales in the consolidated statements of operations and members’ equity.

US GreenFiber, LLC

Notes to Consolidated Financial Statements

December 26, 2009, December 27, 2008 and December 31, 2007

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S.GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Recently Issued Accounting Pronouncements

Effective July 1, 2009, the FASB implemented the Accounting Standards Codification as the single authoritative source for U.S.GAAP.  The codification if effective for financial statements that cover interim and annual periods ending after September 15, 2009.  The Company adopted the codification on December 26, 2009.

On December 26, 2009, the Company adopted the Financial Accounting Standards Board (“FASB”) amendments to general standards on accounting for and disclosures of events that occur after balance sheet date but before the financial statements are issued or available to be issued.  The adoption of this guidance had no impact on the Company’s financial statements.  The Company has performed an evaluation of subsequent events through March 2, 1010 which is the date the financial statements were made available for issuance.

2.                            Inventories

Inventories consist of the following at December 26, 2009 and December 27, 2008:

	2009	2008

Parts	$452,237	$464,138
Raw material	3,734,305	5,938,514
Finished goods	1,715,277	2,055,765
	$5,901,819	$8,458,417

3.                            Property, Plant and Equipment

Property, plant and equipment consist of the following at December 26, 2009 and December 31, 2008:

	2009	2008

Land	$330,268	$330,268
Buildings and improvements	8,947,550	8,727,609
Furniture and fixtures	1,059,676	1,060,646
Machinery and equipment	84,031,336	83,206,453
Trucks and trailers	14,884,291	15,085,843
	109,253,121	108,410,819
Less: Accumulated depreciation	(64,039,476)	(55,480,822)
	$45,213,645	$52,929,997

US GreenFiber, LLC

Notes to Consolidated Financial Statements

December 26, 2009, December 27, 2008 and December 31, 2007

4.                            Accrued Liabilities

Accrued liabilities consist of the following at December 26, 2009 and December 27, 2008:

	2009	2008

Accrued payroll, bonus and related items	$2,162,680	$1,523,377
Sales and other taxes	244,884	403,596
Customer rebate programs	1,857,158	1,941,085
Legal contingencies (Note 9)	2,200,000	2,200,000
Other	1,289,687	1,547,770
	$7,754,409	$7,615,828

5.                            Derivative Instruments

The Company actively monitors its exposure to commodity prices and uses derivative instruments to manage the impact of certain of these risks.  The Company uses derivatives only for purposes of managing risk associated with underlying exposures.  The Company does not trade or use instruments with the objective of earning financial gains on the commodity price nor does it use instruments where there are not underlying exposures.  The Company’s use of derivative financial instruments may result in short-term gains or losses and increased earnings volatility.  Complex instruments involving leverage or multipliers are not used.  Management believes that its use of derivative instruments to manage risk is in the Company’s best interest.

At the date new derivatives are entered into, the Company designates the derivative as either (1) a hedge of a recognized asset or liability or an unrecognized firm commitment (fair value hedge), or (2) a hedge of a forecasted transaction or the variability of cash flows to be received or paid in the future related to a recognized asset or liability (cash flow hedge).  Existing commodity instruments of the Company have been designated as cash flow hedges as of December 26, 2009 and December 27, 2008.  For cash flow hedges, the effective portion of the changes in the fair value of the derivative that is designated as a cash flow hedge is recorded in other comprehensive income.  When the hedged item is realized, the gain or loss included in accumulated other comprehensive income is reported on the same line in the statements of income as the hedged item.  In addition, the ineffective portion of the changes in the fair value of derivatives used as cash flow hedges are immediately recognized in cost of goods sold.

The Company formally documents its hedge relationships, including identifying the hedging instruments and hedged items, as well as the Company’s risk management objectives and strategies for entering into the hedge relationship.  This process includes matching the hedging instrument to the underlying hedged item (forecasted transactions).  At hedge inception and at least quarterly thereafter, the Company assesses whether the derivatives used as hedges are highly effective in offsetting changes in either the fair value or cash flows of the hedged item.  If it is determined that a derivative ceases to be a highly effective hedge, the Company discontinues hedge accounting, and any gains or losses on the derivative instrument are recognized in earnings during the period it no longer qualifies as a hedge.

US GreenFiber, LLC

Notes to Consolidated Financial Statements

December 26, 2009, December 27, 2008 and December 31, 2007

The Company uses commodity contracts to manage price exposures on anticipated purchases of raw material.  Of the 174,000 tons, 263,000 tons and 346,000 tons of raw materials purchased during 2009, 2008 and 2007, respectively, approximately 60,000 tons, 60,000 tons and 50,000 tons were hedged with contracts, respectively.  The Company’s strategy is to hedge certain production requirements for various periods up to 60 months.  As of December 26, 2009 and December 27, 2008, approximately 60,000 tons and 60,000 tons or 32% and 31%, respectively, of projected production requirements for the next 12 months were hedged.

As of December 26, 2009 and December 27, 2008, the fair values of outstanding commodity contracts, based on quotes from brokers and observable market trading rates, reflected on the balance sheets as liabilities were approximately $196,000 and $4,171,000, respectively.  Realized gains of approximately $2,470,500, $1,103,000 and $822,000, respectively, are included as a component of cost of sales in the statements of operations for the years ended December 26, 2009, December 27, 2008 and December 31, 2007.  Unrealized gains and (losses) of approximately $3,975,000, $(5,776,000) and $1,272,000, respectively, are included in the financial statements as other comprehensive income in the statements of operations for the years ended December 26, 2009, December 27, 2008 and December 31, 2007.

6.                            Fair Value Measurements

In accordance with the authoritative guidance on fair value measurements under GAAP the Company discloses the fair value of its financial assets and liabilities in a hierarchy that prioritizes the inputs to valuation techniques used to measure the fair value.  The hierarchy gives the highest priority to valuations based upon unadjusted quoted prices in active markets for identical assets or liabilities (level one measurement) and the lowest priority to valuations based upon unobservable inputs that are significant to the valuation (level 3 measurements).  The guidance establishes three levels of the fair value hierarchy as follows:

Level 1

Observable inputs that reflect unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2

Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3

Unobservable inputs for the asset or liability.

As of December 26, 2009 and December 27, 2008, the fair values of the Company’s liabilities measured on a recurring basis are categorized as follows:

	2009
	Level 1	Level 2	Level 3	Total

Liabilities
Recycled paper hedges		$196,000		$196,000
Total liabilities at fair value	$—	$196,000	$—	$196,000

US GreenFiber, LLC

Notes to Consolidated Financial Statements

December 26, 2009, December 27, 2008 and December 31, 2007

	2008
	Level 1	Level 2	Level 3	Total

Liabilities
Recycled paper hedges	$—	$4,171,000	$—	$4,171,000
Total liabilities at fair value	$—	$4,171,000	$—	$4,171,000

Recycled paper hedges are valued based on broker quotes and observable market trading rates, and are classified within Level 2 of the fair value hierarchy.

7.                            Debt

Outstanding debt obligations as of December 26, 2009 and December 27, 2008 are as follows:

	Outstanding Balance
	2009	2008

Line of credit	$29,000	$17,777,856
Term loan	9,833,333	2,000,000
	9,862,333	19,777,856
Less: Current portion of debt	2,000,000	—
Long-term debt	$7,862,333	$19,777,856

In November 2009, the Company modified and restated the collateralized revolving line of credit (the “LOC”) with Wachovia Bank, N.A.  The LOC provides for borrowings up to $15 million or lesser amount as defined in the LOC agreement based on current values of certain of the Company’s assets and the amount of outstanding letters of credit issued on the Company’s behalf.  The LOC bears interest which is payable monthly at a rate of three-month LIBOR plus an applicable margin as specified in the agreement (the rate was 2.75% at December 26, 2009).  At December 26, 2009, the Company had available an unused borrowing capacity under the LOC of approximately $14.97 million.  The line matures in November 2013.

Concurrent with the restated LOC agreement, the Company also entered into a new long-term loan (the “Loan”) with Wachovia Bank, N.A. for $10 million.  The loan was collateralized by the Company’s property, plant and equipment.  The loan bears interest which is payable monthly at a rate of three months LIBOR plus an applicable margin as specified in the agreement (the rate was 2.75% at December 26, 2009).  The outstanding principal amount of the loan shall be repaid in 35 consecutive monthly installments in amount of $ 166,666.66 and the last installment shall be in amount of the entire unpaid balance of the Term loan (November 2013).

The LOC and the Loan contain multiple financial covenants, the most restrictive of which is a monthly, cumulative EBITDA threshold.  The agreements also contain various positive and negative operating and financial reporting covenants which are customary for such debt instruments.  At December 26, 2009, the Company believes that it is in compliance with all covenants required by its debt agreements.

US GreenFiber, LLC

Notes to Consolidated Financial Statements

December 26, 2009, December 27, 2008 and December 31, 2007

During 2008, the Company entered into a collateralized, revolving line of credit (the “LOC”) with Wachovia Bank, N.A. which provided for borrowings up to $30 million or a lesser amount as defined in the LOC agreement based on current values of certain of the Company’s assets and the amount of outstanding letters of credit issued on the Company’s behalf.  The LOC was collateralized by the Company’s receivables, inventories and property, plant and equipment.  The LOC bears interest which is payable monthly at a rate of either one-month LIBOR or Prime plus an applicable margin as specified in the agreement (the rate was 4.9% at December 31. 2008).  There are no required principal repayments on the LOC until August 2010, at which time all outstanding borrowings and Interest are due in full.  At December 31, 2008, the Company had available and unused borrowing capacity under the LOC of approximately $1.1 million.

Concurrent with the execution of the LOC agreement, the Company also entered into a long-term loan (the “Loan”) with Wachovia Bank, N.A. for $2 million.  The Loan was also collateralized by the Company’s receivables, inventories and property, plant and equipment.  The Loan bears interest which is payable monthly at a rate of either one-month LIBOR or Prime plus an applicable margin as specified in the agreement (the rate was 3.4% at December 31, 2008).  There are no required principal repayments on the Loan until August 2010, at which time all outstanding borrowings and interest are due in full.  Payments of principal are permitted during the term of the agreement in minimum increments of $500,000.

Aggregate maturities of outstanding borrowings and advances are as follows:

2010	$2,000,000
2011	2,000,000
2012	5,862,333
$9,862,333

8.                            Income Taxes

Income tax (provision) benefit for the years ended December 26, 2009, December 27, 2008 and December 31, 2007 is comprised of the following:

	2009	2008	2007

Current
Federal	$—	$—	$49,231
State	(88,057)	(67,074)	(25,225)
Foreign	(208,035)	0	0
	(296,092)	(67,074)	24,006
Deferred
Federal	(90,709)	99,237	(166,760)
State	(20,124)	15,097	5,132
	(110,833)	114,334	(161,628)
	$(406,925)	$47,260	$(137,622)

US GreenFiber, LLC

Notes to Consolidated Financial Statements

December 26, 2009, December 27, 2008 and December 31, 2007

The components of net deferred taxes are as follows:

	2009	2008

Deferred tax assets
Inventories	$59,435	$79,255
Net operating loss carry forwards	656,898	659,094
	716,333	738,349
Deferred tax liabilities
Depreciation	(857,452)	(890,218)
Amortization	(569,306)	(447,723)
	(1,426,758)	(1,337,941)
Net deferred tax liability	$(710,425)	$(599,592)

The Company made cash payments (net of refunds) for income taxes of approximately $53,621, $(173,000) and $(9,000) in 2009, 2008 and 2007, respectively.

The Company has a federal net operating loss carry forward of approximately $1,762,000 and state net operating loss carry forwards totaling approximately $1,017,000 at December 27, 2008 which begin to expire in 2026.

As part of a voluntary disclosure program with the Canadian government, the Company paid $208,035 in Canadian income taxes during 2009. Going forward, the Company will not be required to pay Canadian income taxes due to a treaty which provides an exemption for companies without a permanent business establishment in Canada.

9.                            Commitments and Contingencies

The Company leases property and equipment under noncancelable capital and operating lease agreements with various expiration dates through April 2019.

The following is a schedule, by year, of the future minimum payments under capital and operating leases as of December 26, 2009:

	Capital	Operating
	Leases	Leases

Year Ending
2010	$251,104	$2,915,631
2011	174,483	2,421,856
2012	141,430	2,061,141
2013	119,755	1,811,156
2014	15,425	1,297,127
Thereafter	—	2,761,632
Total minimum payments	702,197	$13,268,543
Less: Current portion of capital lease obligation	251,104
Long-term capital lease obligation	$451,093

US GreenFiber, LLC

Notes to Consolidated Financial Statements

December 26, 2009, December 27, 2008 and December 31, 2007

Rent expense for the years ended December 26, 2009, December 27, 2008 and December 31, 2007 was approximately $4,102,190, $5,140,000 and $4,288,000, respectively.

The Company has no future capital expenditure commitments outstanding at December 26, 2009.

Other contingent liabilities with respect to product liabilities, legal proceedings and other matters arise in the normal course of business.  The Company has liabilities totaling $2.2 million at December 26, 2009 and December 27, 2008 related to two product liability claims.  One claim was filed in August 2005 and the second was filed in March 2006.  At the inception of these claims, the company initially recorded a provision of $1.1 million and increased the provision by $1.1 million in 2007 which is included in selling, general and administrative expenses in the 2007 statements of operations.  No charges were made during 2009 and 2008.  The amounts recorded were estimated based on an assessment of potential liability using an analysis of available information with respect to unasserted claims, historical experience and, where available, recent and current trends.  The ultimate outcome of the claims is not determinable, and no payments have been made in either case to date.

10.                     Benefit Plans

The Company’s overall compensation and benefits program includes a nonqualified incentive bonus program for a select group of employees.  Benefits payable under this plan are calculated on the successful execution and completion of certain strategic and financial goals.  Liabilities associated with this plan totaled approximately $980,000, $575,000 and $585,000 at December 26, 2009, December 27, 2008 and December 31, 2007, respectively, and is in included in accrued liabilities.

The Company has established a long-term incentive plan (“LIP”) for certain directors and senior management designed to compensate these individuals for the creation of long-term business value.  The Company had accrued $0 at December 26, 2009 and December 27, 2008 for the LIP.

The Company has established deferred compensation awards (“stay bonus awards”) for certain senior management personnel designed to compensate these individuals for their future service to the Company through 2009.  Liabilities associated with these awards totaled $475,000 and $237,500 at December 26, 2009 and December 27, 2008, respectively.  The awards were paid out in January 2010.

Additionally, the Company sponsors a 401(k) defined contribution plan covering substantially all employees.  Each year, participants may contribute amounts up to 15% of pretax compensation.  Prior to March 2009, the Company contributed 100% of the first 3% of employee contributions and 50% of the next 2% of employee contributions.  In March 2009, the Company’s match was suspended.  Total contributions to the plan were approximately $91,000, $411,000 and $464,000 during 2009, 2008 and 2007, respectively.

11.                     Related Party Transactions

The Company, in the normal course of business, incurred various charges from LP and Casella.  These expenses, primarily for rent, shared customer rebate incentive programs, and shared personnel, for the years ended December 26, 2009, December 27, 2008 and December 31, 2007 totaled approximately $44,000, $106,000 and $147,000, respectively.

US GreenFiber, LLC

Notes to Consolidated Financial Statements

December 26, 2009, December 27, 2008 and December 31, 2007

Additionally, the Company purchased raw materials (recycled newspaper) from FCR Recycling, a subsidiary of Casella, during 2009, 2008 and 2007 of approximately $907,000, $3,989,000 and $4,824,000, respectively.

The Company had accounts payable to LP of $33,000 at December 27, 2008.  There were no amounts outstanding to related parties at December 26, 2009.